GOOD HARBOR PARTNERS ACQUISITION CORP.

4100 North Fairfax Drive

Arlington, VA 22203

March 8, 2006

BY EDGAR AND FACSIMILE (202-772-9206)

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Duc Dang

Re:	Good Harbor Partners Acquisition Corp.

S-1 Registration Statement, File No. 333-128351

Ladies and Gentleman:

In connection with the above-referenced Registration Statement, please note that we will insert in the final prospectus filed pursuant to Rule 424(b) the language set forth below on (i) page 8 in the section entitled “Prospectus Summary—Distribution of the proceeds held in trust to Class B stockholders in the event of no business combination followed by our dissolution” and (ii) page 40 in the section entitled “Proposed Business—Distribution of trust fund to Class B stockholders if no business combination”:

“Our charter provides that certain provisions that apply prior to a business combination, including those provisions relating to the distribution of the trust fund if no business combination occurs within the prescribed time periods, can not be amended. Our counsel has advised us that these restrictions on charter amendments may not be enforceable under Delaware law. Nevertheless, we view these business combination procedures in our charter and this prospectus as obligations to investors and we will not propose any amendment to these procedures to our stockholders.”

Sincerely,

GOOD HARBOR PARTNERS ACQUISITION CORP.

By:	/s/ Thomas J. Colatosti

Name:	Thomas J. Colatosti
Title:	President and Treasurer